Exhibit 99.2

ALPHATON CAPITAL CORP

THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS

Prepared as of January 12, 2026

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Management Discussion and Analysis

The following discussion and analysis by management of the financial condition and financial results for AlphaTON Capital Corp (“AlphaTON” or the “Company”, formerly known as Portage Biotech Inc.) for the three and six months ended September 30, 2025, should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2025, together with the related Management’s Discussion and Analysis and audited consolidated financial statements for the year ended March 31, 2025, and the annual report on Form 20-F (our “Annual Report”) for the fiscal year ended March 31, 2025 (“Fiscal 2025”).

Forward-Looking Statements

This document includes “forward-looking statements.” All statements, other than statements of historical facts, included herein or incorporated by reference herein, including without limitation, statements regarding our business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “should,” “could,” “targets,” “projects,” “predicts,” “plans,” “potential,” or “continue,” or similar expressions or variations on such expressions are forward-looking statements. We can give no assurances that such forward-looking statements will prove to be correct.

Each forward-looking statement reflects our current view of future events and is subject to risks, uncertainties and other factors that could cause actual results to differ materially from any results expressed or implied by our forward-looking statements.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

•	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

•	current and future economic and political conditions;

•	the risk that we may not secure additional financing or digital assets;

•	relevant government policies and regulations relating to our industry;

•	the uncertainty of our investment in TON and other digital assets;

•	the uncertainty around our immune-oncology business;

•	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;

•	risks related to Telegram’s platform and ecosystem;

•	risks related to not being able to fully realize the anticipated benefits of our recent financing transactions;

•	our ability to service and repay our debt obligations;

•	risks from specific restrictions on our operations from our credit facility and other commercial agreements;

•	other assumptions described in this filing underlying or relating to any forward-looking statements; and

•	other matters described in the section titled “Item 3.D. – Risk Factors” in our most recent annual report on Form 20-F for the year ended March 31, 2025, filed with the SEC on July 25, 2025, and in our Form 6-Ks filed with the SEC, which are incorporated herein by reference.

We discontinued our sponsored trial for the invariant natural killer T-cell (“iNKT”) program and pause further patient accrual to our sponsored adenosine program for both PORT-6 and PORT-7. In the event that we resume these clinical trials and further development of our programs, our risks and uncertainties include, but are not limited to:

•	our plans and ability to develop and commercialize product candidates and the timing of these development programs;

•	clinical development of our product candidates, including the timing for availability and release of results of current and future clinical trials;

•	our expectations regarding regulatory communications, submissions or approvals;

•	the potential functionality, capabilities, benefits and risks of our product candidates as compared to others;

•	our maintenance and establishment of intellectual property rights in our product candidates;

•	our need for financing and our estimates regarding our capital requirements and future revenues and profitability;

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•	our estimates of the size of the potential markets for our product candidates; and

•	our selection and licensing of product candidates

Our legacy business focus has been that of a pharmaceutical development business subject to all of the risks of a pharmaceutical development business. In the event that we resume enrollment in the clinical trials and further development of our programs, we do not anticipate directly engaging in the commercialization of the product candidates we develop.

These statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments based on the focus of our business activities on biotechnology, as well as other factors we believe are appropriate in particular circumstances. However, whether actual results and developments will meet our expectations and predictions depends on a number of risks and uncertainties, which could cause actual results to differ materially from our expectations, including the risks set forth under the heading “Business Environment – Risk Factors” below and in Item 3 “Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended March 31, 2025.

Consequently, all of the forward-looking statements made in this Management’s Discussion and Analysis are qualified by these cautionary statements. We cannot assure you that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected effect on us or our business or operations.

Unless the context indicates otherwise the terms “AlphaTON Capital Corp,” “the Company,” “our Company,” “we,” “us” or “our” are used interchangeably in this Management’s Discussion and Analysis and mean AlphaTON Capital Corp and its subsidiaries. Capitalized terms used but not defined herein have the meaning ascribed to such terms in our unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2025.

Nature of Operations and Overview

The Company

We are a technology company scaling the Telegram super app, with an addressable market of one billion monthly active users, while managing a strategic reserve of digital assets. We implement a comprehensive M&A and treasury strategy that combines direct token acquisition, validator operations, and strategic ecosystem investments. Through our operations, we provide public market investors with institutional-grade exposure to the Telegram ecosystem, including The Open Network (TON) token, while maintaining the governance standards and reporting transparency of a Nasdaq-listed company. Our activities span network validation and staking operations, development of Telegram-based applications, and strategic investments in TON-based decentralized finance protocols, gaming platforms, and business applications.

Through our legacy business, we are also advancing first-in-class therapies targeting known checkpoint resistance pathways to achieve durable treatment responses and improve patients’ quality of life. We actively engage in the drug development process and provide strategic counsel to guide the development of novel immunotherapy assets and asset combinations.

TON Blockchain and TONcoin

Our entry into the digital asset industry seeks to capitalize on the current change in regulation relating to, and the growing investor and consumer appetite for, digital assets; in particular the TON token. TON is the native token of the TON blockchain, and its core value lies in three interconnected roles. First, it functions as the gas token of TON blockchain: users pay TON for transactions, smart-contract executions, and accessing services such as storage or domain registration within the TON blockchain. Second, TON enables and secures the TON blockchain via its proof-of-stake (PoS) consensus model: token holders stake TON to validate and secure the chain, earn rewards, and participate in governance processes, thereby binding token utility and scarcity to network health. Third, TON’s value proposition is amplified by its alignment with Telegram’s one billion users, giving it the opportunity to move beyond niche use into more mainstream payments, apps and digital services.

Similar to other PoS blockchains, TON relies on validators to run nodes, stake TON, and validate transactions. Validators earn rewards for their contribution to the network and face penalties for misbehaviors like double-signing a transaction. TON also functions as a gas token, compensating validators and delegators for transaction processing and smart contract execution. As adoption grows through payments, decentralized apps, and Telegram integration, demand for TON is expected to rise. TON also benefits from unique ecosystem advantage. Its deep integration with Telegram positions TON for mass adoption, leveraging a user base of over one billion for payments, identity, and decentralized services.

TON token launched with an initial supply of about five billion TON. The current total supply is approximately 5.14 billion TON and the circulating supply is approximately 2.49 billion TON. The annual inflation (new token issuance) is on the order of approximately 0.5-0.6% per year after accounting for minting and some burn mechanisms, and there is no maximum supply. A substantial portion of the TON supply is locked via vesting contracts. For example, the “TON Believers Fund” program locked about 1.3 billion TON for 5 years (2-year cliff with 3-year linear release) to bring predictability to new token distribution.

TON blockchain offers multiple staking options to secure the network and earn rewards. Users can stake TON directly as validators, which requires running a node and maintaining high uptime, or delegate their tokens to trusted validators through staking pools for a simpler approach. Some pools are custodial, where providers manage keys and operations, while others are non-custodial, giving users more control over their funds. Each option varies in terms of minimum stake requirements, technical complexity, and reward distribution, allowing participants to choose between full validator responsibilities or passive delegation for convenience. The staking reward annual percentage rate for standard staking is currently in the range of approximately 2.5% to 4.0% depending on the source and platform. Technical minimum stake is 300,000 TON, but the actual minimum stake is approximately 700,000 TON as the validators compete for 400 slots in each validation round.

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The key driver for TON’s adoption is its integration with Telegram. TON blockchain serves as Telegram’s Web3 infrastructure, giving TON access to the messaging app’s large user-base. Telegram users can send TON, store it in wallets embedded within the app, and interact with mini-apps built on TON directly through Telegram. Based on this integration, TON is used not only for trading but also for in-app transfers among Telegram users, micropayments, and as the default token for many services within the Telegram ecosystem. TON powers smart contracts, decentralized applications (dApps), domain/name services, storage, and more on the TON blockchain.

Some of the use cases highlighting TON adoption include:

•       Payments and transfers: Telegram users can send TON peer-to-peer within the app.

•       Smart contract & dApp fees: Developers building on TON blockchain pay transaction/contract fees in TON, which powers network operations.

•       DeFi, games, NFTs: The ecosystem includes decentralized exchanges, liquidity pools, games, and NFT marketplaces using TON token.

•       Identity/domain services: Users can buy “handles” or user names inside Telegram’s ecosystem using TON, creating additional demand.

•       Remittances / global transfers potential: With Telegram’s global reach, TON can serve as a low-cost vehicle for cross-border payments.

Digital Asset Business

Our objective through holding TON tokens is to provide shareholders with exposure to the potential appreciation of the TON tokens and to participate in the development of the TON ecosystem. To achieve this, our general strategy for deploying our working capital is to purchase TON tokens, stake the tokens to generate additional yield, and selectively deploy TON to Decentralized Finance (DeFi) opportunities, including lending and providing liquidity to decentralized exchanges, to maximize returns. We acquire TON tokens through transactions on digital asset exchanges   and through over-the-counter (OTC) arrangements, and direct purchases from qualified sellers, including at a discount to the current spot price  , as appropriate.

In addition, we plan to continue to raise funds to grow our TON treasury through a variety of equity and debt financings.

We aim to diversify our revenue stream beyond a TON treasury strategy to generate TON yield while supporting the adoption of the Telegram ecosystem. We plan to actively manage TON network infrastructure, including deploying GPUs to Cocoon, Telegram’s decentralized privacy-focused AI computing network layer. Additionally, to further support the TON ecosystem, we intend to incubate and accelerate applications within Telegram’s ecosystem, and invest in several companies built on the TON network. These companies, which serve diverse verticals such as gaming, healthcare, media, and finance, are expected to drive revenues and cashflow for us that are less volatile relative to direct price appreciation of direct digital asset holdings.

We will design and use liquidity management strategies for our cryptocurrency holdings, including staking protocols and yield optimization, as applicable. We intend to stake our initial TON tokens acquired as a result of the September 2025 PIPE transaction through BitGo, our primary digital asset custodian. We also intend to stake additional TON through top-performing, vetted validators that have proven track records and established relationships with our team members. We may also run our own TON validators in the future to increase our net staking yield.

As part of implementing these strategies, we maintain a custody framework designed to support secure and scalable digital asset operations. We do not self-custody, instead we rely on third-party qualified custodians for our TON treasury. Our primary custodian is currently BitGo. It is our policy to work only with best-in-class custodians that demonstrate strong security practices, robust risk management, appropriate insurance coverage, and that have U.S.-based operations. To further reduce risk, we are in process of onboarding additional qualified custodians to diversify and safeguard our TON treasury across multiple trusted providers.

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Legacy Immuno-oncology Business

Prior to September 2025, AlphaTON (under the name Portage Biotech) primarily operated as a clinical-stage immuno-oncology company advancing treatments the Company believes will be first-in class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with invasive cancers. AlphaTON’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. After a review of the Company’s future funding needs for clinical development of its programs as well as the capital raising market for biotechnology companies, the Company discontinued the Company sponsored trial for the invariant natural killer T-cell (“iNKT”) program and pause further patient accrual to the Company sponsored adenosine trial for both PORT-6 and PORT-7.

In March 2025, we resumed patient enrollment into the final cohort arm of TT-10 (PORT-6) as part of the Phase 1a TT-10-101 (ADPORT-601) clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our TT-4 (PORT-7) compound, supporting advancement of this indication in its first-inhuman trial of TT-4 (PORT-7) which is expected to commence in the fourth quarter of fiscal 2026.

On November 12, 2025, AlphaTON and Cyncado announced a non-binding Letter of Intent with Australia’s Asbestos and Dust Diseases Research Institute (“ADDRI”) to conduct an ADDRI-sponsored investigator-initiated clinical trial of TT-4 in mesothelioma in Australia. The planned trial is expected to enroll approximately 50 patients, will be led by A/Prof Steven Kao and Dr. Melvin Chin, and is intended to run in parallel with Cyncado’s planned U.S. mesothelioma activities, subject to execution of a definitive agreement and customary regulatory approvals. Under the contemplated arrangement, Cyncado will supply TT-4 and limited support as part of an international mesothelioma program designed to accelerate decision-quality clinical data generation.

Our Board of Directors approved a reverse stock split of our ordinary shares at a ratio of 1-for-20. Beginning with the opening of trading on August 15, 2024, our ordinary shares began trading on Nasdaq on a split-adjusted basis. The reverse stock split was implemented to increase the per share trading price of our ordinary shares for the purpose of ensuring a share price high enough to comply with the minimum $1.00 bid price requirement for continued listing on Nasdaq. We received notice from Nasdaq on August 30, 2024 informing us that we had regained compliance with the minimum $1.00 bid price requirement for continued listing on Nasdaq. On September 4, 2025, in connection with the change in the legal name of the Company effective on August 11, 2025, the Nasdaq ticker symbol of the Company’s ordinary shares was changed to “ATON”.

Summary of Results

The following table summarizes financial information for the quarter ended September 30, 2025, and the preceding eight quarters (in thousands except net loss per share). All share and per share amounts reflect the 1-for-20 reverse stock split effected August 15, 2024.

Quarter Ended	Sept. 30, 2025	June 30, 2025	Sept. 30, 2024	June 30, 2024	Mar. 31, 2024	Dec. 31, 2023	Sept. 30, 2023	June 30, 2023	Mar. 31, 2023
Net loss attributable to owners of the Company	(10,369)	(776)	(1,360)	(1,656)	(24,889)	(39,373)	(5,158)	(5,919)	(94,448)
Comprehensive loss attributable to the owners of the Company	(10,343)	(776)	(1,360)	(1,656)	(28,371)	(36,398)	(6,458)	(4,150)	(95,714)
Working capital (1)	(2,520)	(532)	1,813	2,191	4,816	4,808	3,131	8,254	11,811
Equity attributable to owners of the Company	9,587	4,152	1,398	2,511	4,022	31,999	67,661	73,307	76,045
Net loss per share - Basic	(4.13)	(0.42)	(1.26)	(1.58)	(23.74)	(37.68)	(5.79)	(6.68)	(108.81)
Net loss per share - Diluted	(4.13)	(0.42)	(1.26)	(1.58)	(23.74)	(37.68)	(5.79)	(6.68)	(108.81)

(1)	Net working capital is calculated as current assets less current liabilities as of the respective balance sheet date.

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Number of Ordinary Shares

The following table summarizes the number of our ordinary shares issued and outstanding at September 30, 2025 and January 12, 2026:

	September 30,	January 12,
	2025	2026
Shares issued (a)	5,738,902	9,084,588
Shares outstanding (a)	5,738,902	9,084,588

(a)	These amounts exclude an aggregate of 12,150 restricted stock units granted to our former executive chairman and a former employee on January 13, 2021, which vested immediately on the date of grant and are subject to certain restrictions for the settlement and delivery of the ordinary shares underlying the restricted stock units and 5,165 restricted stock units granted to employees (one of whom is executive chairman) on January 19, 2022, which vested immediately on the date of grant and are subject to certain restrictions for the settlement and delivery of the ordinary shares underlying the restricted stock units.

Business Environment – Risk Factors

Please refer to the Annual Report for Fiscal 2025 on Form 20-F as filed with the Securities and Exchange Commission on July 25, 2025, as well as our Report on Form 6-K filed with the Securities and Exchange Commission on September 3, 2025, for detailed information as the economic and industry factors are substantially unchanged as of the date hereof other than as described below.

Our ordinary shares are listed on the Nasdaq Capital Market, and we are therefore subject to its continued listing requirements, including requirements with respect to the market value of our publicly-held shares, market value of our listed shares, minimum bid price per share, and minimum shareholders’ equity, among others. If we fail to satisfy one or more of the requirements, we may be delisted from the Nasdaq Capital Market.

We may not be able to maintain compliance with the continued listing requirements of The Nasdaq Capital Market.

Nasdaq Listing Rule 5550(b)(1) requires companies listed on the Nasdaq Capital Market to maintain shareholders’ equity of at least $2.5 million for continued listing. As of September 30, 2025, our shareholders’ equity was $8.9 million and there can be no assurance that we will be able to maintain or increase our shareholders’ equity in the future. If our shareholders’ equity falls below $2.5 million, as a result of operating losses, stock repurchases, or for other reasons, Nasdaq will notify us of such non-compliance. If we receive such notice from Nasdaq, in accordance with the Nasdaq Listing Rules, we will have 45 calendar days from the date of the notification to submit a plan to regain compliance with Nasdaq Listing Rule 5550(b)(1). If our compliance plan is accepted, we may be granted up to 180 calendar days from the date of the initial notification to evidence compliance. If our compliance plan is not accepted or we are otherwise unable to evidence compliance within Nasdaq’s allotted timeframe, Nasdaq may take steps to delist our ordinary shares.

Such a delisting would have an adverse effect on the market liquidity of our securities, decrease the market price of our securities, result in the potential loss of confidence by investors, suppliers, customers and employees and fewer business development opportunities, and adversely affect our ability to obtain financing for the continuation of our operations.

We are subject to various operational risks associated with our TON and other digital asset positions.

The Company is subject to various risks including market risk, liquidity risk and other risks related to its concentration in TON and other digital assets. Investing in digital assets is currently highly speculative and volatile.

The price of our digital assets has been, and will likely continue to be, highly volatile. Our financial results and the market price of our ordinary shares could be materially adversely affected if the price of our digital assets decreases substantially, as it has in the past, including as a result of shifts in market sentiment, speculative trading, macroeconomic trends, technology-related disruptions and regulatory announcements.

Our historical financial statements do not reflect the potential variability in earnings that we may experience in the future from holding or selling digital assets. Accordingly, volatility in our earnings may be significantly more than what we experienced in prior periods, and it may be difficult to evaluate the Company’s business and future prospects. We also may need to perform an analysis each quarter to identify whether events or changes in circumstances indicate that our digital assets are impaired.

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The Company will face risks relating to the custody of its digital assets. Cybersecurity threats, including hacking, phishing and other malicious attacks, could result in the loss, theft or misappropriation of our digital assets. If we or our third-party service providers experience a security breach or cyberattack and unauthorized parties obtain access to our private keys, or if our private keys are lost or destroyed, or other similar circumstances or events occur, we may lose some or all of our digital assets and our financial condition and results of operations could be materially adversely affected.

There is a risk that some or all of the Company’s digital assets could be lost or stolen. There can be no assurance that our custodians will maintain adequate insurance or that such coverage will cover any losses with respect to the Company’s digital assets. Further, transactions in digital assets are irrevocable. Stolen or incorrectly transferred digital assets may be irretrievable. As a result, any incorrectly executed transactions of the Company’s digital assets could adversely affect an investment in the Company’s ordinary shares.

The Company’s shareholders have no specific rights to any specific digital assets. In the event of the insolvency of the Company, its assets may be inadequate to satisfy a claim by its shareholders.

The SEC has stated that certain digital assets may be considered securities under federal securities laws. The test for determining whether a particular digital asset is a security is complex and difficult to apply, and the outcome is difficult to predict. Future developments could change the legal status of digital assets we hold. If our digital assets are determined to be securities under federal or state securities laws or in a proceeding in a court of law, or otherwise, it may have material adverse consequences for our digital assets, making them more difficult to be traded, cleared or custodied compared to other digital assets that are not considered securities. In addition, if our digital assets are considered securities, the Company could be considered an unregistered investment company under the Investment Company Act of 1940, which could necessitate the Company’s liquidation. If the Company is required to comply with additional regulatory obligations, it could result in a significant increase in operating expenses and make it difficult to continue our current operations, which would materially and adversely affect our business, financial condition and results of operations.

Compedica

On June 5, 2025, the Company and Compedica Holdings Limited, a company formed under the laws of the Isle of Man (“Compedica”), entered a mutual Subscription Agreement (“Subscription Agreement”). Pursuant to the Subscription Agreement, the Company issued 625,000 ordinary shares at a per share price of $8.00 in exchange for 1,165,501 shares of Compedica with a per share value of $4.29, in a transaction valued at $5,000,000. Compedica purchased 37.8% of the Company based on the issued and outstanding ordinary shares of the Company immediately prior to the consummation of the Subscription Agreement, resulting in a then ownership of 27.4% of the issued and outstanding ordinary shares of the Company immediately after the consummation of the Subscription Agreement.

The Company’s ordinary shares were sold pursuant to an exemption under the Securities Act of 1933, as amended, under Regulation S, and were issued as “restricted stock.” Compedica was granted registration rights on a resale basis. The ordinary shares acquired by Compedica are not subject to any lock up arrangement. The Company reimbursed Compedica for up to $50,000 of its legal fees in the transaction. There are no broker fees payable by either party to the Subscription Agreement.

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Three Months Ended September 30, 2025 Compared to the Three Months Ended September 30, 2024

Results of Operations

The following details major expenses for the three months ended September 30, 2025, compared to the three months ended September 30, 2024 (in thousands):

Three months ended September 30,	2025	2024

Operating expenses	$(4,503)	$(1,604)
Change in fair value of warrant liability	872	(716)
Change in fair value of put right liability	(1,815)	—
Loss on revaluation of digital assets	(10)	—
Loss on revaluation of digital asset receivables	(96)	—
Loss on impairment – investment in Compedica	(4,804)	—
Gain on settlement with Parexel – iOx CRO	—	946
Share of loss in associate accounted for using equity method	(12)	—
Depreciation expense	—	(7)
Foreign exchange transaction loss	(2)	(5)
Interest income, net	1	24
Loss before provision for income taxes	(10,369)	(1,362)
Income tax benefit	—	—
Net loss	(10,369)	(1,362)
Other comprehensive loss
Unrealized gain on digital assets	26	—
Total comprehensive loss for period	$(10,343)	$(1,362)

Comprehensive loss attributable to:
Owners of the Company	$(10,343)	$(1,360)
Non-controlling interest	—	(2)
Total comprehensive loss for period	$(10,343)	$(1,362)

Results of Operations for the Three Months Ended September 30, 2025 Compared to the Three Months Ended September 30, 2024

We incurred a net loss of approximately $10.4 million during the three months ended September 30, 2025 (the “Fiscal 2026 Quarter”), compared to a net loss of approximately $1.4 million during the three months ended September 30, 2024 (the “Fiscal 2025 Quarter”), an increase in net loss of $9.0 million, quarter-over-quarter.

The components of the change in net loss and total comprehensive loss are as follows:

•	Operating expenses, which include research and development (“R&D”) costs and general and administrative (“G&A”) expenses, were $4.5 million in the Fiscal 2026 Quarter, compared to $1.6 million in the Fiscal 2025 Quarter, an increase of $2.9 million, which is discussed more fully below.

•	A net gain of $0.9 million in Fiscal 2025 Quarter from the settlement and release of obligations and liabilities under the Master Services Agreement between iOx and Parexel International (IRL) Limited (“Parexel”). See “iOx – Parexel Master Services Agreement” section of Note 17 “Commitments and Contingent Liabilities” for additional discussion regarding this matter included elsewhere in this Report. No such gain occurred during the Fiscal 2026 Quarter.

•	A loss of $0.1 million in the Fiscal 2026 Quarter from the revaluation of digital assets and digital asset receivables from initial acquisition in September 2025. No such loss occurred during the Fiscal 2025 Quarter.

•	A loss of $4.8 million in the Fiscal 2026 Quarter on the impairment of the Company’s investment in Compedica as a result of discontinuing the equity method of accounting for the investment in September 2025. No such loss occurred during the Fiscal 2025 Quarter.

•	A $0.9 million gain from the change in the fair value of certain warrants accounted for as liabilities issued in connection with the 2023 Private Placement (defined below) in October 2023 for the Fiscal 2026 Quarter, relative to a $0.7 million non-cash loss from the change in fair value during the Fiscal 2024 Quarter.

•	A $1.8 million loss from the change in the fair value of certain put rights issued to investors in the Company accounted for as liabilities issued in connection with the September 2025 financing for the Fiscal 2026 Quarter. No such loss occurred during the Fiscal 2025 Quarter.

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Operating Expenses

Total operating expenses are comprised of the following (in thousands):

Three months ended September 30,	2025	2024

Research and development	$578	$723
General and administrative expenses	3,925	881
Total operating expenses	$4,503	$1,604

Research and Development Costs

R&D costs are comprised of the following (in thousands):

Three months ended September 30,	2025	2024

Research and development – Clinical	$259	$366
Payroll-related expenses	111	245
Consulting fees	39	32
Manufacturing costs	34	29
Licensing fees	10	—
Legal regarding patents’ registration	—	5
Research and development services and storage	85	46
Share-based compensation expense	40	—
Total research and development costs	$578	$723

R&D costs decreased by approximately $0.1 million, or approximately 20%, from approximately $0.7 million in the Fiscal 2025 Quarter to approximately $0.6 million in the Fiscal 2026 Quarter. The decrease was primarily attributable to the decrease in clinical research and development expense, which decreased by approximately $0.1 million, from $0.4 million in the Fiscal 2025 Quarter to $0.3 million in the Fiscal 2026 Quarter, as the Company continued its winddown of its research activities. R&D non-cash share-based compensation expense increased from nil in the Fiscal 2025 Quarter to $0.1 million in the Fiscal 2026 Quarter. Payroll-related expenses decreased by $0.1 million, from $0.2 million in the Fiscal 2025 Quarter to $0.1 million in the Fiscal 2026 Quarter, due to the resignation of certain research employees during the Fiscal 2026 Quarter. Research and development services and storage fees increased by approximately $0.1 million in Fiscal 2026 Quarter compared to Fiscal 2025 Quarter due to costs incurred to conclude certain of the Company’s wound down clinical trials. Finally, licensing fees increased by approximately $0.1 million due to higher licensing fees paid by iOx in Fiscal 2026 Quarter compared to nil in Fiscal 2025 Quarter as the entity completes its clinical trials.

General and Administrative Expenses

Key components of G&A expenses are the following (in thousands):

Three months ended September 30,	2025	2024

Professional fees	$1,217	$398
Payroll-related expenses	270	134
D&O insurance	158	160
Office and general expenses	742	33
Directors’ fees	150	—
Share-based compensation expense	944	141
Consulting fees	444	15
Total general and administrative expenses	$3,925	$881

G&A expenses increased by approximately $3.0 million, or approximately 346%, from approximately $0.9 million in the Fiscal 2025 Quarter to approximately $3.9 million in the Fiscal 2026 Quarter. Professional fees increased by $0.8 million, from $0.4 million in the Fiscal 2025 Quarter to $1.2 million in the Fiscal 2026 Quarter, primarily related to $0.5 million in marketing fees in the Fiscal 2026 Quarter not incurred in the Fiscal 2025 Quarter, along with higher legal and audit expense quarter over quarter associated with the September 2025 financing. Payroll-related expenses increased by $0.2 million from $0.1 million in the Fiscal 2025 Quarter to $0.3 million in the Fiscal 2026 Quarter primarily as a result of higher headcount during quarter over quarter as the Company executed on its strategic shift into the cryptocurrency industry and roles and responsibilities shifting from the previous management team to the current management team. Additionally, G&A non-cash share-based compensation expense increased by $0.8 million due to stock grants issued in calendar 2025 which became fully vested during the Fiscal 2026 Quarter. Office and general expenses and consulting fees increased by $0.7 million and $0.4 million in the Fiscal 2026 Quarter, compared to the Fiscal 2025 Quarter, as spend on consulting, corporate communications, and travel increased associated with the Company’s capital raising efforts. Additionally, directors’ fees increased by $0.2 million in the Fiscal 2026 Quarter, compared to the Fiscal 2025 Quarter, as all directors, except for two directors who resigned in April 2024, waived their fees in the Fiscal 2025 Quarter.

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Six Months Ended September 30, 2025 Compared to the Six Months Ended September 30, 2024

Results of Operations

The following details major expenses for the six months ended September 30, 2025, compared to the six months ended September 30, 2024 (in thousands):

Six months ended September 30,	2025	2024

Operating expenses	$(6,164)	$(4,443)
Change in fair value of warrant liability	1,786	426
Change in fair value of put right liability	(1,815)	—
Loss on revaluation of digital assets	(10)	—
Loss on revaluation of digital asset receivables	(96)	—
Loss on impairment – investment in Compedica	(4,804)	—
Gain on settlement with Parexel – iOx CRO	—	946
Share of loss in associate accounted for using equity method	(44)	—
Foreign exchange transaction (loss) gain	(3)	(7)
Depreciation expense	—	(15)
Interest income, net	8	69
Loss before provision for income taxes	(11,142)	(3,024)
Income tax (expense) benefit	—	(2)
Net loss	(11,142)	(3,026)
Other comprehensive loss
Net unrealized gain on digital assets	26	—
Total comprehensive loss for period	$(11,116)	$(3,026)

Comprehensive loss attributable to:
Owners of the Company	$(11,116)	$(3,016)
Non-controlling interest	—	(10)
Total comprehensive loss for period	$(11,116)	$(3,026)

Results of Operations for the Six Months Ended September 30, 2025 Compared to the Six Months Ended September 30, 2024

We incurred a net loss of approximately $11.1 million during the six months ended September 30, 2025 (the “Fiscal 2026 Six Months”), compared to net loss of $3.0 million during the six months ended September 30, 2024 (the “Fiscal 2025 Six Months”) and total comprehensive loss of approximately $11.1 million and $3.0 million during the Fiscal 2026 Six Months and the Fiscal 2025 Six Months, respectively, an increase in net loss of $8.1 million and an increase in comprehensive loss of $8.1 million, period-over-period.

The components of the change in net loss and total comprehensive loss are as follows:

•	Operating expenses, which include R&D and G&A expenses, were $6.2 million in the Fiscal 2026 Six Months, compared to $4.4 million in the Fiscal 2025 Six Months, a decrease of $1.8 million, which is discussed more fully below.

•	A net gain of $0.9 million from the settlement and release of obligations and liabilities under the Master Services Agreement between iOx and Parexel during the Fiscal 2025 Six Months. See “iOx – Parexel Master Services Agreement” section of Note 17 “Commitments and Contingent Liabilities” for additional discussion regarding this matter included elsewhere in this Report. No such gain occurred during the Fiscal 2026 Six Months.

•	A $1.8 million gain from the change in the fair value of certain warrants accounted for as liabilities issued in connection with the 2023 Private Placement (defined below) in October 2023 for the Fiscal 2026 Six Months, relative to a $0.4 million non-cash gain from the change in fair value during the Fiscal 2024 Six Months.

•	A loss of $4.8 million in the Fiscal 2026 Six Months on the impairment of the Company’s investment in Compedica as a result of discontinuing the equity method of accounting for the investment in September 2025. No such loss occurred during the Fiscal 2025 Six Months.

•	A $1.8 million loss from the change in the fair value of certain put rights issued to investors in the Company accounted for as liabilities issued in connection with the September 2025 Private Placement for the Fiscal 2026 Six Months. No such loss occurred during the Fiscal 2025 Six Months.

•	A loss of $0.1 million in the Fiscal 2026 Six Months from the revaluation of digital assets and digital asset receivables from initial acquisition in September 2025. No such loss occurred during the Fiscal 2026 Six Months.

Total comprehensive loss in the Fiscal 2026 Six Months includes $0.0 million unrealized gain on digital assets compared to nil in the Fiscal 2025 Six Months.

11

Operating Expenses

Total operating expenses are comprised of the following (in thousands):

Six months ended September 30,	2025	2024

Research and development	$1,295	$2,028
General and administrative expenses	4,869	2,415
Total operating expenses	$6,164	$4,443

Research and Development Costs

R&D costs are comprised of the following (in thousands):

Six months ended September 30,	2025	2024

Research and development – Clinical	$804	$1,072
Payroll-related expenses	218	494
Consulting fees	62	153
Manufacturing costs	51	123
Research and development – CRADA	—	62
Licensing fees	10	38
Legal regarding patents’ registration	—	28
Research and development services and storage	110	58
Share-based compensation expense	40	—
Total research and development costs	$1,295	$2,028

R&D costs decreased by approximately $0.7 million, or approximately 36%, from approximately $2.0 million in the Fiscal 2025 Six Months to approximately $1.3 million in the Fiscal 2026 Six Months. The decrease was primarily attributable to the decrease in clinical research and development expense, which decreased by approximately $0.3 million, from $1.1 million in the Fiscal 2025 Six Months to $0.8 million in the Fiscal 2026 Six Months, as the Company continued its winddown of its research activities. R&D non-cash share-based compensation expense increased from nil in the Fiscal 2025 Six Months to $0.1 million in the Fiscal 2026 Six Months. Payroll-related expenses decreased by $0.3 million, from $0.5 million in the Fiscal 2025 Six Months to $0.2 million in the Fiscal 2026 Six Months, due to the resignation of certain research employees during the Fiscal 2026 Six Months. Research and development services and storage fees increased by approximately $0.1 million in Fiscal 2026 Six Months compared to Fiscal 2025 Six Months due to costs incurred to conclude certain of the Company’s wound down clinical trials. Finally, consulting and manufacturing fees by approximately $0.1 million and $0.1, respectively, in the Fiscal 2026 Six Months relative to the Fiscal 2025 Six Months as the Company continued its winddown of its research activities.

General and Administrative Expenses

Key components of G&A expenses are the following (in thousands):

Six months ended September 30,	2025	2024

Professional fees	$1,609	$941
Payroll-related expenses	458	771
D&O insurance	317	320
Office and general expenses	780	76
Directors’ fees	150	7
Share-based compensation expense	994	285
Consulting fees	561	15
Total general and administrative expenses	$4,869	$2,415

G&A expenses increased by approximately $2.5 million, or approximately 202%, from approximately $2.4 million in the Fiscal 2025 Six Months to approximately $4.9 million in the Fiscal 2026 Six Months. Professional fees increased by $0.7 million, from $0.9 million in the Fiscal 2025 Six Months to $1.6 million in the Fiscal 2026 Six Months, primarily related to $0.5 million in marketing fees in the Fiscal 2026 Six Months associated with the Company’s capital raising efforts not incurred in the Fiscal 2025 Six Months, along with higher legal and audit expense quarter over quarter associated with the September 2025 private placement. Payroll-related expenses decreased by $0.3 million from $0.8 million in the Fiscal 2025 Six Months to $0.5 million in the Fiscal 2026 Six Months primarily as a result of reduced headcount in the first quarter of fiscal 2026 as much of the Company’s research had wound down, partially offset by higher headcount during the second quarter of fiscal 2026 quarter over quarter as the Company executed on its strategic shift into the cryptocurrency industry and roles and responsibilities shifting from the previous management team to the current management team. Additionally, G&A non-cash share-based compensation expense increased by $0.7 million due to stock grants issued in calendar 2025 which became fully vested during the Fiscal 2026 Six Months. Office and general expenses and consulting fees increased by $0.7 million and $0.6 million in the Fiscal 2026 Six Months, compared to the Fiscal 2025 Six Months, as spend on consulting, corporate communications, and travel increased associated with the Company’s capital raising efforts. Additionally, directors’ fees increased by $0.2 million in the Fiscal 2026 Six Months, compared to the Fiscal 2025 Six Months, as all directors, except for two directors who resigned in April 2024, waived their fees in the Fiscal 2025 Six Months.

12

Liquidity and Capital Resources

Liquidity and Capital Resources

On September 29, 2023, we entered into a securities purchase agreement (the “2023 Purchase Agreement”) with an institutional and accredited investor in connection with a registered direct offering (the “2023 Registered Direct Offering”) and a concurrent private placement (the “2023 Private Placement,” and together with the Registered Direct Offering, the “2023 Offerings”). The 2023 Offerings closed on October 3, 2023. In the 2023 Private Placement, we issued to such institutional and accredited investor unregistered Series A Warrants to purchase up to 157,895 ordinary shares, unregistered Series B Warrants to purchase up to 157,895 ordinary shares, and unregistered Series C Warrants to purchase up to 157,895 ordinary shares, together exercisable for an aggregate of up to 473,685 Private Warrant Shares. Pursuant to the terms of the 2023 Purchase Agreement, for each ordinary share and Pre-Funded Warrant issued in the Registered Direct Offering, an accompanying Series A Warrant, Series B Warrant and Series C Warrant were issued to such institutional and accredited investor. Each Series A Warrant is exercisable for one Private Warrant Share at an exercise price of $38.00 per share, is immediately exercisable and will expire 18 months from the date of issuance. Each Series B Warrant is exercisable for one Private Warrant Share at an exercise price of $45.20 per share, is immediately exercisable and will expire three years from the date of issuance. Each Series C Warrant is exercisable for one Private Warrant Share at an exercise price of $45.20 per share, is immediately exercisable and will expire five years from the date of issuance. The net proceeds to us from the 2023 Offerings were approximately $5.3 million, after deducting placement agent’s fees and estimated offering expenses.

Pursuant to an engagement letter, dated as of August 26, 2023, between us and H.C. Wainwright & Co., LLC (the “Placement Agent”), we paid the Placement Agent a total cash fee equal to 6.0% of the aggregate gross proceeds received in the 2023 Offerings, or $0.36 million. We also agreed to pay the Placement Agent in connection with the 2023 Offerings a management fee equal to 1.0% of the aggregate gross proceeds raised in the Offerings ($0.06 million), $75,000 for non-accountable expenses and $15,950 for clearing fees. In addition, we agreed to issue to the Placement Agent, or its designees, Placement Agent Warrants to purchase up to 7,896 ordinary shares, which represents 5.0% of the aggregate number of ordinary shares and Pre-Funded Warrants sold in the Registered Direct Offering. The Placement Agent Warrants have substantially the same terms as the Private Warrants, except that the Placement Agent Warrants have an exercise price equal to $47.50, or 125% of the offering price per ordinary share sold in the Registered Direct Offering, and will be exercisable for five years from the commencement of the sales pursuant to the 2023 Offerings.

On January 29, 2025, the Company completed the sale of 524,390 ordinary shares for aggregate proceeds of $2,150,000, at a per share price of $4.10, the closing price of a share on Nasdaq on the date preceding the date of the securities purchase agreement. The shares were sold to two directors of the Company, Messrs. Gregory Bailey and James Mellon. The shares were sold in a private placement transaction pursuant to Regulation S, and were issued as restricted stock. The proceeds are being used for general corporate purposes and working capital.

On May 5, 2025 we filed a shelf registration statement with the SEC in order to sell ordinary shares, warrants and units in one or more offerings from time to time, which became effective on May 14, 2025 (“May 2025 Registration Statement”). In connection with the May 2025 Registration Statement, we have filed with the SEC:

•	a base prospectus, which covered the offering, issuance and sale by us of up to $40 million in the aggregate of the securities identified above from time to time in one or more offerings; and
•	a prospectus supplement, which covered the offer, issuance and sale by us in our ATM offering of up to a maximum aggregate offering price of $3,377,250 of our ordinary shares that may be issued and sold from time to time under the At the Market Offering Agreement, dated June 27, 2025 (the “June 2025 Sales Agreement”), with Rodman & Renshaw LLC the sales agent (“Rodman”).
•	a prospectus supplement, which covered the offer, issuance and sale by us in our ATM offering of up to a maximum aggregate offering price of $2,841,450 of our ordinary shares that may be issued and sold from time to time under the At the Market Offering Agreement, dated September 3, 2025 (the “September 2025 Sales Agreement”), with Chardan Capital Markets, LLC the sales agent (“Chardan”).
•	a prospectus supplement, which covered the offer, issuance and sale by us in our ATM offering of up to a maximum aggregate offering price of $18,473,482 of our ordinary shares that may be issued and sold from time to time under the At the Market Offering Agreement, dated October 8, 2025 (the “October 2025 Sales Agreement”), with Chardan the sales agent.
•	a prospectus supplement, which covered the offer, issuance and sale by us in our ATM offering of up to a maximum aggregate offering price of $15,307,818 of our ordinary shares that may be issued and sold from time to time under the At the Market Offering Agreement, dated November 25, 2025 (the “November 2025 Sales Agreement”), with Chardan the sales agent.

On September 25, 2025, the Company completed the sale of 3,066,061 ordinary shares at a per share price of $5.73, and pre-funded warrants to purchase 3,258,466 ordinary shares at a purchase price of $5.73 per ordinary shares (less $0.001 per pre-funded warrant) for aggregate proceeds of approximately $36.2 million, consisting of cash of $3.3 million and digital assets of $32.9 million. Each pre-funded warrant is exercisable for one ordinary share at an exercise price of $0.001 per pre-funded warrant, is immediately exercisable and will expire once exercised in full. The shares and pre-funded warrants were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and the proceeds are being used for the establishment of the Company’s digital asset treasury. 160,000 ordinary shares were issued to the Company’s third-party asset manager as consideration for continued services to be provided to the Company. The shares have a three-year vesting term and are subject to forfeiture in the event the agreement with the asset manager is terminated under certain circumstances. The shares were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and were issued as restricted stock.

During the six months ended September 30, 2025, the Company sold 44,500 ordinary shares under the ATM program, generating net proceeds of approximately $0.3 million.

On December 3, 2025, the Company filed a shelf registration statement with the SEC in order to sell up to $420,690,000 of ordinary shares, debt securities, warrants and units in one or more offerings from time to time, which became effective on December 11, 2025 ( the “December 2025 Registration Statement”).

13

Going Concern

The accompanying condensed consolidated interim financial statements for the three and six months ended September 30, 2025 have been prepared on a basis that assumes that we will continue as a going concern and that contemplates the continuity of operations, the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. Accordingly, the accompanying condensed consolidated interim financial statements for the three and six months ended September 30, 2025 do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might result from the outcome of this uncertainty.

As of September 30, 2025, the Company had cash and cash equivalents of approximately $0.2 million and total current liabilities of approximately $21.5 million. For the six months ended September 30, 2025, the Company is reporting a net loss of approximately $11.1 million, and cash used in operating activities of approximately $1.4 million. As of January 12, 2026, the Company had approximately $2.0 million of cash and cash equivalents on hand.

In late Fiscal 2024, because of continued liquidity constraints, the Company discontinued further clinical development of its iNKT sponsored trial and pause further patient accrual to its sponsored adenosine program for both PORT-6 and PORT-7. During the six months ended September 30, 2025, the Company changed its operating strategy to focus on developing the Telegram ecosystem and managing a strategic reserve of digital assets, primarily the TON token, and received funding via a private placement in the form of both cash and digital assets. While this equity raise is a positive factor the Company is continuing to explore financing options including its at-the-market (“ATM”) equity program and other financings.

Despite the Company successfully raising capital via a private placement of shares in September 2025 and having significant reserves of digital assets as of September 30, 2025, the Company’s cash and cash equivalents balance is decreasing, and the Company did not generate positive cash flows from operations for the six months ended September 30, 2025 and fiscal year ended March 31, 2025. Additionally, a portion of the digital asset balance may be subject to significant price fluctuations, is restricted for immediate use, or both and therefore may not be relied upon to fund current obligations as they come due. These factors raise significant doubt about the Company’s ability to continue as a going concern within one year after the date issuance of these condensed consolidated interim financial statements.

The Company has incurred significant operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future and may never become profitable. The losses result primarily from its conduct of research and development activities and operating expenses. As previously discussed, the Company has discontinued its iNKT sponsored trial and paused further patient accrual to the Company sponsored adenosine program in order to preserve cash resources.

The Company historically has funded its operations principally from proceeds from issuances of equity and debt securities. The Company will require significant additional capital to make the investments it needs to execute its new Telegram ecosystem and new digital asset strategies, beyond the potential proceeds that could be reasonably generated from its ATM program. The Company’s ability to successfully raise sufficient funds through the sale of debt or equity securities when needed is subject to many risks and uncertainties and, future equity issuances would result in dilution to existing shareholders and any future debt securities may contain covenants that limit the Company's operations or ability to enter into certain transactions. See Note 14, “Capital Stock and Reserves,” for a further discussion.

As of January 12, 2025, the Company had approximately $2.0 million of cash and cash equivalents on hand, which the Company expects may not be sufficient to fund its operating needs through December 2026. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date of the issuance of these condensed consolidated interim financial statements. There were no adjustments made to reflect the effect of this doubt.

Cash Flows From Operating Activities

During the Fiscal 2026 Six Months, we used cash of $1.4 million to fund operating activities, compared to $3.2 million used during the Fiscal 2025 Six Months. The decrease of $1.8 million period over period is primarily due to our decision to discontinue and pause further patient accrual in the respective clinical programs in the latter half of Fiscal 2025.

Cash Flows From Investing Activities

Cash used in investing activities during the Fiscal 2026 Six Months consisted of $0.1 million paid to Compedica to execute the acquisition of the Company’s equity interest in Compedica. There were no cash flows from investing activities during the Fiscal 2025 Six Months.

Cash Flows From Financing Activities

During the Fiscal 2026 Six Months, we used net cash of $0.0 million from financing activities, consisting of cash received of $3.3 million and $0.3 million during September 2025 through a private placement of shares and the ATM program, respectively, reduced by issuance fees of $3.5   million. During the Fiscal 2025 Six Months, we had financing cash outflows of $0.0   million primarily attributable to the repayment of our lease liability.

On September 25, 2025, the Company completed the sale of 3,066,061 ordinary shares at a per share price of $5.73, and pre-funded warrants to purchase 3,258,466 ordinary shares at a purchase price of $5.73 per ordinary shares (less $0.001 per pre-funded warrant) for aggregate proceeds of approximately $36.2 million, consisting of cash of $3.3 million and digital assets of $32.9 million. Each pre-funded warrant is exercisable for one ordinary share at an exercise price of $0.001 per pre-funded warrant, is immediately exercisable and will expire once exercised in full. The shares and pre-funded warrants were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and the proceeds are being used for the establishment of the Company’s digital asset treasury.

14

160,000 ordinary shares were issued to the Company’s third-party asset manager as consideration for continued services to be provided to the Company. The shares have a three-year vesting term and are subject to forfeiture in the event the agreement with the asset manager is terminated under certain circumstances. The shares were sold in a private placement transaction in reliance on the exemptions provided by Section 4(a)(2) of the Securities Act and Rule 506 promulgated under the Securities Act, and were issued as restricted stock.

Key Contractual Obligations

Details of contractual obligations, commitments and contingent liabilities are provided in Note 17, “Commitments and Contingent Liabilities,” to the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2025.

Asset Management Agreement

At the closing of the Company’s financing on September 25, 2025, the Company entered into an Asset Management Agreement (the “Asset Management Agreement”) with Alpha Sigma Capital, LLC (the “Asset Manager”). Pursuant to the Asset Management Agreement, the Asset Manager shall provide discretionary investment management services with respect to, among other assets (including without limitation certain subsequently raised funds), certain of the Company’s net proceeds from the Offering (the “Account Assets”) in accordance with the terms of the Asset Management Agreement.

Under the Asset Management Agreement, the Company shall pay the Asset Manager an asset-based fee equal to 1.0% per annum of the Account Assets. The Account Assets managed under the agreement are held in the name of the Company and remain under Company control. The agreement term is one year, after which it renews automatically and can be terminated by the Company with 90 days’ notice, provided that the Company has decided to end the TON digital asset treasury strategy.

The Asset Manager is mandated to invest the Account Assets principally with a long-only strategy primarily in TON, including staking (and restaking) TON to improve returns. The Asset Manager is not permitted to invest in any OTC derivatives, futures contracts, or option contracts that would require the Asset Manager to register as a commodity pool operator or commodity trading advisor.

Mr. Enzo Villani, Chief Investment Officer of the Company, is the Chief Executive Officer and Chief Investment Officer of the Asset Manager  . Alpha Sigma Capital was also an investor in the Company’s September 2025 financing.

Treasury Management Agreement

At the closing of the Company’s financing on September 25, 2025, the Company entered into a treasury management agreement (the “DWF TMA”) with DWF MaaS Limited (“DWF”), pursuant to which the Company appointed DWF to manage $15.0 million that DWF contributed in the September 2025 financing and implement the TON treasury strategy for the Company. Under the DWF TMA, DWF is entitled to retain 100% of all profits earned until the balance with DWF reaches $150.0 million at which point the Company will earn a 3% yield on all DWF-managed TON holdings, and additionally 10% of any profits from asset management will be shared with the Company. In consideration for the services to be provided, the Company issued 160,000 ordinary shares to DWF, which shares shall vest linearly over a period of three (3) years from the date of issue to DWF. The initial term of the agreement is 3 years and will commence on the date that the aggregate transfers from the Company to DWF reach $150 million. The Company has the right to terminate the agreement with 90 days’ notice provided that a) the termination notice is submitted more than 18 months following commencement of the contract term, and b) the Company publicly announces it will cease its strategy of holding TON as a treasury asset. Pursuant to the DWF AMA, DWF is entitled to convert the Ordinary Shares it subscribed for in the September 2025 private placement into an equivalent value of TON from the amount of TON held by DWF on behalf of the Company up to a maximum value of $15,000,000. DWF may exercise this conversion option at any time within twelve months from August 25, 2025.

The range of management and trading activities that DWF is authorized to conduct under the DWF AMA is limited to market-making, buying and selling the TON tokens, and providing liquidity on decentralized or centralized exchanges. DWF cannot use derivatives as part of their mandate. DWF is mandated to actively manage the assets under management to provide market liquidity in TON trading pairs and generate a return. DWF is required to hold and secure the assets using institutional-grade custody solutions, which may include qualified third-party custodians, centralized cryptocurrency exchanges, multi-party computation (MPC) wallets, and other industry-standard security protocols designed to safeguard digital assets.

DWF is entitled to convert the Ordinary Shares it subscribed for in the September 2025 private placement into an equivalent value of TON from the amount of TON held by DWF on behalf of the Company up to a maximum value of $15,000,000. DWF may exercise this conversion option at any time within twelve months from August 25, 2025.

In addition to the initial $15.0 million that DWF contributed in the September 2025 financing, the Company is required to make additional transfers of a) $5 million 15 days after the close of the September 2025 financing, and b) $55.0 million within 3 months of the September 2025 financing, with no less than $20.0 million to be transferred each month. The Company also agrees to transfer 50% of any subsequent treasury fundraising to DWF for asset management until the total assets under management total $225.0 million. As of the date of filing there have been no additional transfers to DWF, and DWF is managing only the $15.0 million of their own funds that they contributed as part of the September 2025 financing. Given the Company’s digital      asset treasury’s significantly smaller size than original contemplated, the Company and DWF entered into discussions on how to modify the agreement to better fit the required transfer amounts to the Company’s digital asset treasury size.

15

On December 30, 2025, the Company entered into that certain Settlement Agreement and Release (the “Settlement Agreement”), by and between the Company and DWF. The Settlement Agreement resolves certain disputes over the rights and obligations related to the DWF TMA. Pursuant to the Settlement Agreement, the Company agreed to: (i) purchase DWF’s subscription issued under the September 2025 financing from DWF for an aggregate amount of USD1 $15,000,000 (or whatever amount remains in the digital wallet used to fund the initial deposit pursuant to the Treasury Management Agreement); (ii) remove the vesting restrictions applicable to the Restricted   shares issued to DWF; and (iii) pay DWF USD $35,000. As part of the Settlement Agreement, the Company and DWF each agreed to a mutual full release of claims. Further, the DWF TMA and the Restricted Share Agreement shall be terminated and no longer enforceable.

Clinical Service Agreement

On March 1, 2023, Tarus entered into a clinical service agreement with Fortrea Inc. (formerly Labcorp Drug Development Inc.), a third-party CRO. The term of the agreement was through the earlier of August 14, 2025 or the completion of provision of services and the payment of contractual obligations. The budgeted costs for the services to be provided was approximately $12.1 million.

In March 2025, the Company resumed patient enrollment into the final cohort arm of PORT-6 as part of the Phase 1a ADPORT-601 clinical trial, following a prior pause due to funding constraints. This decision reflects the favorable safety and preliminary activity signals observed in earlier dose cohorts. In April 2025, we announced confirmatory preclinical results in mesothelioma with our PORT-7 compound, supporting advancement of this indication in its first-in-human trial of PORT-7. Upon completion of the PORT-6 cohort, The Company will evaluate advancement of this trial and the PORT-7 monotherapy and PORT-6 + PORT-7 combination arms, but remain on pause at this time.

Ground Tunnel Consulting Services Agreement

On July 15, 2025, Alpha Transform Holdings, a related party of the Company, entered into a consulting service agreement with Ground Tunnel Capital LLC, a third-party advisory and marketing consultant. This agreement was assigned to the Company on October 25, 2025. The effective date of the agreement occurred upon the closing of the Company’s private placement, which occurred on September 25, 2025, with contractual services to be provided through July 15, 2028. $1.0 million was paid upon execution of the contract, with subsequent milestone payments of $0.25 million due on each October 15, 2025, January 15, 2026, April 15, 2026 and July 15, 2026. On October 14, 2025, the Company submitted its first milestone payment in the amount of $0.25 million.

Off-balance Sheet Arrangements

As of September 30, 2025 and March 31, 2025, we did not have any off-balance sheet arrangements other than those discussed in Note 17, “Commitments and Contingent Liabilities,” including any relationships with unconsolidated entities or financial partnership to enhance perceived liquidity.

Transactions with Related Parties

Significant related party transactions are detailed in Note 18, “Related Party Transactions,” to the unaudited condensed consolidated interim financial statements for the three and six months ended September 30, 2025 included elsewhere in this Report.

Financial and Derivative Instruments

Our financial instruments recognized in our condensed consolidated interim statements of financial position consist of the following:

Fair value estimates are made at a specific point in time, based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment; and therefore, these estimates cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

16

The following table summarizes our financial instruments as of September 30, 2025 and March 31, 2025 (in thousands):

	September 30, 2025 (Unaudited)			March 31, 2025
	Amortized Cost	FVTOCI	FVTPL	Amortized Cost	FVTOCI	FVTPL
Financial assets
Cash and cash equivalents	$183	$—	$—	$1,670	$—	$—
Stablecoin	$3,073	$—	$—	$—	$—	$—
Receivables – stablecoin	$15,000	$—	$—	$—	$—	$—
Prepaid expenses and other current assets	$763	$—	$—	$555	$—	$—
Investment in Compedica	$—	$—	$202	$—	$—	$—

	September 30, 2025 (Unaudited)		March 31, 2025
	Amortized Cost	FVTPL	Amortized Cost	FVTPL
Financial liabilities
Accounts payable and accrued liabilities	$3,599	$—	$1,100	$—
Put right liability	$—	$17,940	$—	$—
Warrant liability	$—	$166	$—	$1,952

*FVTOCI refers to financial assets and liabilities with changes in fair value recognized within other comprehensive income.

**FVTPL refers to financial assets and liabilities with changes in fair value recognized within the statement of operations.

A summary of our risk exposures as it relates to financial instruments are reflected below.

Fair value of Financial Instruments

Our financial assets and liabilities are comprised of cash and cash equivalents, receivables and investments in equities and public entities, accounts payable and accrued liabilities, lease liability, and warrant liability.

We classify the fair value of these transactions according to the following fair value hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – Values are based on unadjusted quoted prices available in active markets for identical assets or liabilities as of the reporting date.

•	Level 2 – Values are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – Values are based on prices or valuation techniques that are not based on observable market data. Investments are classified as Level 3 financial instrument.

Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.

Management has assessed that the fair values of cash and cash equivalents, other receivables and accounts payable approximate their carrying amounts largely due to the short-term maturities of these instruments.

The following methods and assumptions were used to estimate their fair values:

Investment in Compedica: The fair value of the investment used by management is based on multiples analysis of publicly traded comparable companies as the Company is pre-revenue, along with Compedica’s holdings in the Company’s ordinary shares (Level 3).

Put Right Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3).

Warrant Liability: The fair value is estimated using a Black-Scholes model and in certain cases, a Monte Carlo simulation (Level 3).

17

Credit Risk, Liquidity Risk, Digital Asset Risk, and Foreign Currency Risk

Our financial instruments are exposed to certain financial risks: Credit Risk, Liquidity Risk and Foreign Currency Risk.

Credit Risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The credit risk is attributable to various financial instruments. The credit risk is limited to the carrying value as reflected in our condensed consolidated interim statements of financial position.

Cash and cash equivalents: Cash and cash equivalents comprise cash on hand and amounts invested in underlying treasury and money market funds that are readily convertible to a known amount of cash with three months or less from date of acquisition and are subject to an insignificant risk of change in value. As of September 30, 2025 and March 31, 2025, cash equivalents were comprised of a money market account with maturities less than 90 days from the date of purchase. Cash and cash equivalents are held with major international financial institutions and therefore the risk of loss is minimal.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in satisfying financial obligations as they become due.

Our approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to our reputation. We hold sufficient cash and cash equivalents to satisfy current obligations under accounts payable and accruals.

We monitor our liquidity position regularly to assess whether we have the funds necessary to meet our operating needs and needs for investing in new projects.

As a digital asset-focused company at an early stage of development and without significant internally generated cash flows, there are inherent liquidity risks, including the possibility that additional financing may not be available to us,. The current uncertainty in global capital markets could have an impact on our future ability to access capital on terms that are acceptable to us. There can be no assurance that required financing will be available to us.

Foreign Currency Risk

While we operate in various jurisdictions, substantially all of our transactions are denominated in the U.S. Dollar, except the deferred tax liability in the U.K. settleable in British pound sterling.

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Use of Estimates and Judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas where estimates are made include valuation of financial instruments (including deferred tax assets and liabilities, warrant liabilities, put right liabilities, digital assets including discounts for lack of marketability, research and development costs, contingent consideration assumed and measurement of share-based compensation). Significant areas where critical judgments are applied include in-process research and development and warrant liabilities.

New Accounting Standards, Interpretations and Amendments

We are also unaware of any applicable but not-yet-adopted standards that are expected to materially affect our financial statements for future periods.

Internal Control Over Financial Reporting

Our management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Our internal control system was designed to provide reasonable assurance to our management and our Board regarding the reliability of financial reporting and preparation and fair presentation of published financial statements for external purposes in accordance with IFRS. Internal control over financial reporting includes those policies and procedures that:

1.	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2.	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

3.	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 30, 2025. In making this assessment, it used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway

Commission. Based on the evaluation under these criteria, management identified material weaknesses in our internal controls over financial reporting and, as a result, management concluded that our internal control over financial reporting was not effective as of September 30, 2025.

Management identified the following material weaknesses in our internal control over financial reporting.

•	Management was unable to perform an effective risk assessment or monitor internal controls over financial reporting;

•	Management lacks the number of skilled persons that it requires given the complexity of the reporting requirements that it has to make, which more specifically include the staff and expertise to (i) properly segregate duties and perform oversight of work performed and to perform compensating controls over the finance and accounting functions, (ii) establish and perform fair value estimates or subsequently monitor fluctuations in fair value estimates, and (iii) apply complex accounting principles, including those relating to business combination accounting, income taxes, warrant liabilities and fair value estimates; and

•	There are insufficient written policies and procedures in place to ensure the correct application of accounting and financial reporting with respect to the current requirements of IFRS and SEC disclosure requirements, some of which specifically relate to investment accounting and fair value measures, assessment of in-process R&D assets, share-based payments, carrying amounts of goodwill and intangible assets and business combination accounting.

Public Securities Filings

Additional information, including our annual information in our Annual Report, is filed with the Canadian Securities Administrators at www.sedar.com and with the SEC at www.edgar.com.

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